UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Sunset Financial Resources, Inc. (Name of Issuer)
Common Stock, Par Value $.001 Per Share (Title of Class of Securities)
867708109 (CUSIP Number)
Gregg Schneider 10445 Wilshire Boulevard #1806 Los Angeles, CA 90024 310 470 5107 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 17, 2005 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 867708109

1.	Names of Reporting Persons. Gregg Schneider I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 186,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 186,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Gregg Schneider owns 186,000 shares.

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.77%

14.	Type of Reporting Person IN
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Item 1. Security and Issuer Sunset Financial Resources Inc., Common Stock, Par Value $.001 Per Share 10245 Centurion Parkway North Suite 305 Jacksonville, Florida 32256

Item 2. Identity and Background.

(a)	Name: Gregg Schneider

(b)	Residence or business address: 10445 Wilshire Blvd #1806

(c)	Present Principal Occupation or Employment: Self employed

(d)	Criminal Conviction: NO

(e)	Court or Administrative Proceedings: NO

(f)	Citizenship: USA

Item 3. Source and Amount of Funds or Other Consideration: Gregg Schneider owns 186,000 shares for a total approximate consideration of $1,573,500, using funds/argin funds in a normal margin account.

Item 4. Purpose of Transaction

         Sent by letter, today, to Board of Directors and directed as well towards co's advisors, Banc Of America:

         The Board of Directors
         Sunset Financial Resources Inc.
         10245 Centurion Parkway North
         Suite 305
         Jacksonville, Florida 32256
          11/17/2005

         Dear Board of Directors:

         I am writing to express my concern over the Board's outrageous anti-shareholder behavior. I wanted to make my views public as after listening to yesterday's Conference Call. I am even more frustrated with the absurd stance the company's Board has taken AGAINST its shareholders. Since its inception, the management of the company has been a disaster, but thankfully the Net Asset Value of the company (Book Value) remains WELL above the trading price of the stock, although it is down 15% or so in the last year, while the stock has fallen nearly three times that much. So far, due to management's inept investment strategies, the stock is down OVER 41% since its Initial Public Offering barely over 1 year ago. This alone speaks volumes about management's performance, but I would like to ask the board to address all my concerns in a very detailed manner.

         As usual, the Conference Call was full of nothing but double talk, excuses and more "Just give us time to fix things". Enough is enough. Shareholders have been nothing but punished in a slow grind down, now to a point where the stock trades @ a ridiculous 26% discount to its clear Net Asset Value. This is a clear message to the board and management that they have no confidence whatsoever. The clear and only way to unlock this discount and return value to shareholders would be to negotiate an immediate sale of the company. This would provide a 25-30% return for shareholders, from this depressed price. I believe the co's value to be $9.75-10.25/share+, valuing all assets conservatively and valuing the business itself @ ZERO. Currently shareholder apathy for management's skills is so high, they are valuing management @ MORE than NEGATIVE $25,000,000 under the company's apparent liquidation value. What does that say to all of you? I think that is more than a subtle hint?

         Do you really think any shareholder is interested in your trite "be patient" statement that has been made over and over again, whether by the former CEO or current CEO? Shareholders were fooled into thinking that Mr. Deehan would protect shareholder value, I for one certainly was, but so far his actions have been much more anti-shareholder than Mr. Watson's were. The entrechment of the Board and management is absolutely outrageous and bizarre, I have rarely seen anything like this in my years of investing. Perhaps Mr. Deehan lives in a cloud of ether, or has poor mathematical skills?

         To mention just some of the company's anti-shareholder behavior and other interesting facts of note:

         For starters, an interesting thing to note is the following announcement from the co in early October: "On and effective October 5, 2005, the Board of Directors of Sunset Financial Resources, Inc. (the "Company") elected Charles Van Sickle as a director to fill the vacancy arising from the resignation of John Bert Watson from the Board. The total number of directors currently serving on the Company's board of directors is six. Mr. Van Sickle was also appointed chairman of the compensation committee of the Board of Directors."

         According to the company P/R regarding the hiring of Banc Of America on October 28th, it claims Mr. Sickle is an "independent" director. I find it amusing that he serves on the Board of Directors with Mr. Deehan, the CEO, of Paragon Financial Corporation, (PGNF) a company whose stock trades for less than 5 cents per share on the Bulletin Board, a company that Mr. Deehan was formerly CEO of. That doesnt sound very independent to me. Mr. Deehan apparently wants to pack the BOD with his friends until they are all removed by angry shareholders at the next meeting? I dont see how this is at all in the best interests of ANY shareholder or in line with fiduciary responsibility? What special talents does Mr. Van Sickle offer the company? Why has a shareholder representative been denied a board seat and shareholder interests repeatedly ignored, to the point where one of the company's MANY large shareholders had to sue the company to repeal ridiculous anti-shareholder bylaws enacted by the Board? Why would the company behave in this manner and waste time and money fighting its own shareholders who merely want to excercise their rights? Why on earth would the BOD want to avoid allowing the shareholders to call a special meeting unless they already are aware they would lose the vote?

         The board of directors of ANY company has an ABSOLUTE fiduciary duty to its shareholders. I demand to know WHO the board is pretending to "protect" with its anti-shareholder actions and bizarre changes in bylaws besides the jobs of a few inept managers and a Board of Directors that is full of cronies of the CEO and former CEO. There have been two apparently illegal changes within a month in the company's bylaws to specifically impede shareholders rights and stop their removal from the board for a few months, for what purpose?

         Mr. Deehan has lied to shareholders by promising to deliver value to shareholders? Are we seriously expected to "bet" on his and the Board's skills, considering their past performance and behavior. As a small example, in its August Conference Call, the company basically promised to enact a share buyback, after several angry large s/h asked why it already not been done? This would have been a temporary way for the shareholders to have at least had SOME stability in the last months, instead of a continual slow grind down to a huge discount under Net Asset Value/Book Value? What is the company's excuse for not doing this?

         Remember gentleman, SHAREHOLDERS own the company, not the Board. In fact lets analyze the ownership of this company for a moment. I find the statistics to be quite fascinating. From information publicly available, funds and instutional investors own approximately 6,925,000 of the company's stock, which equates to an astounding 66% of the outstanding shares. This does NOT take into account my 185,000 shares or other private funds and arbitrageurs, which clearly own another large % of the remaining shares. It is my belief that LESS than 25% of the stock is "available for trading". That being said, lets now analyze the ownership of our terrific and entrenched management. Oh but wait a moment---they dont even own 1% of the company? Can that be correct? Most of the pathetic amount of shares they own were granted thru options and one time bonuses. Isnt that interesting? So management owns approximately 100,000 shares (this is probably a high figure) and perhaps 30 or 35 shareholders own 7,000,000 shares? Who's rights need to be protected here and who benefits from an immediate sale of the company? SHAREHOLDERS. It is OUR company, not management's. I challenge Mr. Deehan to find ONE single large shareholder who is not completely frustrated and fed up with the actions of this management team and Board, and who does not want to have their share value maximized immediately. especially when in this case it is so easy to accomplish through an outright sale of the co. Or is Mr. Deehan more interested in keeping his job an extra few months?

         The announcement of Banc of America's hiring came the same day the company was sued by one of its largest shareholders for its bizarre actions. Does the Board really want to behave in such a way in this kind of regulatory enviroments and with courts acting very pro-shareholder in the past few years? Do they really want to be embarassed and completely removed at the next shareholder meeting, WHENEVER it may be? I would think this Board would like to act in a professional and responsible manner and deliver immediate value to shareholders. This can be accomplished SO simply. Why not stop entrenching yourself and wasting valuable time, when you can make all shareholders happy immediately. The stock currently is literally at its all time low, which pretty much tells the story here. In fact, in many years of investing, I have rarely seen a stock drop after an advisor was hired, which has happened in this case, about a 7% further drop from its already depressed price at that time. I think the shareholders are delivering a strong message in every possible way that they want this resolved very soon, and the continual operation of the company as it stands is ridiculous at this point, it serves NO purpose whatsoever and cannot bring value to shareholders, and I believe the huge discount to Net Asset Value will remain in place until the Board is removed or perhaps the Board acts propertly and does was it necessary to maximize shareholder value.

         A larger co can absorb its operations easily and cut its overhead down and run it intelligently and properly, and be starting out with a co with over $10.10/sh in net asset value, not even mentioning $1.20/share in "temporary markdowns" in its mortgage backed securities portfolio which can ultimately be recovered. The small relative size of SFO prohibits it from having any realistic growth, especially in the interest rate environment we have faced and are facing now. One would think the purpose of the company is to grow, and it has done nothing but the opposite, so the company's management and BOD have watched the company's Net Asset Value and share price deteoriate slowly, now to the point where the discount/gap between the two is punishing shareholders on a daily basis.

         What can value to shareholders in an immediate fashion would be a sale of the co, upside for shareholders would most clearly be in the 25% range from this price, if not MORE. Fortunately the company's assets are basically very simple to value, as 97% of them are mortgage backed securities and only 3% are commercial loans, several of which come due in the relatively near future. Management's complete lack of internal controls with its commerical loans and large writeoffs is what has partially caused the incredible discount below Net Asset Value... but it would appear that FINALLY all remaining commerical loans are safe and not at any risk. In spite of the apparent skill of Mr. Byron Boston who manages the hedging of the company's mortgage backed securities portfolio, the company still does not earn any reasonable profit or return on equity. I would think he would be aware, as much as anyone, that even with his excellent skills, he can not just magically make this company "work".

         No smaller shareholders are going to buy this stock because the co can no longer possibly make enough $ to justify being public as it stands. The co's fixed expenses are too high and its portfoilio cannot return a reasonable amount of earnings. That is another reason why the stock trades so poorly, even at such a large discount to its value. Any small shareholder who has invested in the company since inception, has suffered and many have probably sold their positions over time, as now even the dividend (token amount) is pathetic, as the co struggles to break even or make a few cents every quarter. Management's lack of buying stock at ANY price in the last year speaks volumes, doesnt it? Can the company actually believe the Maryland Court will allow its bylaw amendments to stand? Once again, WHO do they protect? NOT the owners of the company.

         In closing, I demand and implore that the company recognize it has a fiduciary responsibility to the shareholders of the company, who are the TRUE owners of the company. Shareholder value has been destroyed since day 1, and the value of the shares now trade in excess of 25% below true value. The way this discount can be immediately recognized is by the sale of this company to the highest bidder. It is my belief that shareholders could recover 25-30% from this point. It is my understanding that the largest 5 shareholders of the company own 55% of the shares, I would like to know what it is THEY want to do? I would be quite sure you know what they want to do and for all the wrong reasons, are wasting time and not doing the right thing. Please do what is best for everyone here and return shareholders a good chunk of the value they have lost. There is no other REIT I am aware of that has performed so poorly in the last year, but thank goodness there is still $10.00/share in value here left for shareholders. Please allow shareholders to maximize value immediately.

         If a sale of the company is not announced by the end of the year, I am fully prepared to propose a slate of directors to run at the shareholder meeting, but I fully hope this is uneccesary.

         Sincerely,

         Gregg Schneider

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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

Mr. Schneider will of course re-evaluate his options which may include the purchase of additional securities of SFO or disposal of some of all of the securities they presently own depending upon price, market conditions, availability of funds and other considerations. Mr. Schneider purchased these shares with the belief the company is extremely undervalued at its current price and needs to maximize shareholder value.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
Mr. Schneider wants the company to be sold to maximize shareholder value, as soon as possible.
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
See above
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
Mr. Schneider may propose a slate to run for the Board of Directors if the company does not immediately take steps to fully maximize value for shareholders
(e) Any material change in the present capitalization or dividend policy of the issuer;
See B
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

See B
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
Mr. Schneider is outraged at the company's recent bylaw changes which are apparently illegal.
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

see B
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
NO
(j) Any action similar to any of those enumerated above.
NO

Item 5. Interest in Securities of the Issuer.

(a)	Gregg Schneider 186,000 shares sole voting power

(b)	Gregg Schneider 186,000 shares sole voting power

(c)	Not applicable.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

10/04/2005
10/05/2005
10/07/2005
10/13/2005
10/14/2005
10/17/2005
10/24/2005
10/27/2005
10/28/2005
10/31/2005
11/01/2005
11/02/2005
11/03/2005
11/04/2005
11/07/2005
11/08/2005
11/09/2005
11/10/2005
11/14/2005
11/15/2005
11/16/2005
11/17/2005

	3700 600 2700 3300 1700 5000 5000 1200 6300 5000 11000 3900 600 2300 2100 12800 3000 20000 14600 3000 3300 2100	8.11 8.12 8.12 8.05 8.05 8.04 8.20 7.97 8.02 7.80 7.88 7.89 7.92 7.91 7.88 7.81 7.73 7.62 7.60 7.62 7.63 7.55

(d) Not applicable.

(e)

Mr. Schneider owns 1.77% of the company's outstanding shares, he has filed this 13-d statement to make his views known and propose that he may in the near future propose a slate of Directors to run for the Board, which would be compromised of shareholders of the company. Mr. Schneider has not yet discussed this proposal with any shareholders.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None.
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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2005
By:	/s/ Gregg Schneider Gregg Schneider

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